                    [MORRISON & FOERSTER LETTERHEAD OMITTED]

                                                         Writer's Direct Contact
                                                                    212/468-8179
                                                                apinedo@mofo.com

May 10, 2006

Russell Mancuso, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, DC 20549

Re: BioMimetic Therapeutics, Inc. (File No. 333-131718)
    Amendment No. 5 to Registration Statement on Form S-1
    -----------------------------------------------------

Dear Mr. Mancuso:

     This letter responds to the comments raised by the Staff in its comment letter dated May 10, 2006. Page number references are to the marked copy of
Amendment No. 5 previously filed by EDGAR on May 9, 2006.

     1. PLEASE EXPAND YOUR RESPONSE TO PREVIOUS COMMENT 1 TO ANALYZE YOUR
DISCLOSURE OBLIGATIONS UNDER THE "REASONABLY LIKELY" STANDARD. FOR GUIDANCE,
PLEASE REVIEW ITEM 303 OF REGULATION S-K INCLUDING CLAUSE (A)(3)(II) AND
SECTIONS III.B.3 AND IV OF RELEASE 33-8350 (DECEMBER 19, 2003).

     As discussed with the Staff, the Company and its counsel have reviewed and discussed the disclosure. The Company confirms to the Staff that it analyzed its disclosure obligations under the "reasonably likely" standard in preparing the relevant disclosure in the registration statement. Once again, as confirmed to the Staff, the Company affirms that the disclosure is complete.

     Intellectual Property, page 71
     ------------------------------

     2. WE REISSUE PREVIOUS COMMENT 2. IT REMAINS UNCLEAR HOW YOU HAVE ADDRESSED
YOUR DISCLOSURE OBLIGATION REGARDING THE SCOPE AND DURATION OF ALL MATERIAL
PATENTS, INCLUDING THE 13 PATENTS MENTIONED IN THE THIRD PARAGRAPH AND ALL 11
PATENTS MENTIONED IN THE FOURTH PARAGRAPH.

     As disclosed on page 72 of the Registration Statement, three patents cover the Company's product and its current orthopedic product candidates. The disclosure clearly references these patents and their expiration dates. The
Company's patent portfolio includes other patents, in addition to these three patents. The disclosure relating to these other patents likewise references the expiration dates.

     Other than as described in the Registration Statement and below, none of the Company's other licensed, owned or co-owned patents cover the Company's product or its current orthopedic product candidates.

     The Company currently is evaluating, but is not yet able to determine, whether one additional patent expiring in 2013 also may cover its product and its current orthopedic product candidates. Ths Staff has suggested that the
Company address whether any of the other patents in the Company's patent portfolio are presently or may be in the future material.

     The Company has again reviewed its disclosure and discussed the disclosure with its counsel. The Company believes that the disclosure regarding the patents covering its product and its current product candidates is accurate in all material respects.

     We appreciate in advance your time and attention to this amendment, as well as to our responses to the Staff's comments. Should you have any additional questions or concerns, please call me at 212-468-8179.

Sincerely,

/s/ Anna T. Pinedo
Anna T. Pinedo

cc: William Grant, Esq.
    James R. Tanenbaum, Esq.

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